SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made this 29th day of July, 2010;

BETWEEN:

GOLDCORP SILVER (BARBADOS) LTD., an international business company existing under the laws of Barbados (the “Vendor”)

- and -

MALA NOCHE RESOURCES CORP., a corporation existing under the laws of the Province of British Columbia (the “Purchaser”)

     WHEREAS the Purchaser, wishes to acquire all of the issued and outstanding shares of STB (as hereinafter defined);

     AND WHEREAS the Vendor is the sole shareholder of STB;

     NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the premises and the mutual agreements in this Agreement, and of other consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1 - INTERPRETATION

1.1 Definitions

     For purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“affiliate” and “body corporate” have the respective meanings ascribed to those terms by the Business Corporations Act (Ontario) on the date hereof;

(b)

“Agreement” means this share purchase agreement, including all schedules hereto, and all amendments or restatements, as permitted, and references to “Article”, “Section”, “Subsection”, Clause or “Schedule” means the specified article, section or subsection of or schedule to this Agreement;

(c)

“Applicable Law” means any federal, provincial, regional, local or municipal statute, law (including the common law), ordinance, rule having the force of law, regulation, by-law (zoning or otherwise) or Order of any Governmental Authority or rule of any stock exchange or securities commission having jurisdiction;

(d)

“Business Day” means any day, other than a Saturday or a Sunday or a statutory holiday, or any day on which major banks are closed for business in Vancouver, British Columbia, Toronto, Ontario, Mexico or Barbados;

(e)	“Cap” has the meaning given to it in Subsection 8.8(c);

(f)	“Claim” means any act, omission or state of facts and any complaint, litigation, demand, action, suit, proceeding, claim, assessment, judgement or settlement or compromise relating thereto;

(g)	“Claim Notice” means a written notice of a Claim specifying in reasonable detail the specific basis of the Claim, the specific nature of the Loss and the estimated amount of such Loss;

(h)

“Closing” means the completion of the sale to and purchase by the Purchaser of the Purchased Shares and the completion of all other matters contemplated by this Agreement which are to occur prior to or contemporaneously with the purchase and sale of the Purchased Shares;

(i)

“Closing Date” means the date of the closing of the transactions contemplated by the San Dimas Asset Purchase Agreement, or such other Business Day as the Parties may agree in writing that the Closing shall take place;

(j)

“Closing Document” means any documents, agreements and other deliveries required to be delivered at the Closing Time pursuant to this Agreement, which shall include such officers’ certificates and instruments of conveyance as may be prescribed by this Agreement or as are customary in transactions of the nature contemplated herein, and “Closing Documents” means all such documents collectively;

(k)

“Closing Time” means such time on the Closing Date as is contemporaneous with the closing of the transactions contemplated under the San Dimas Asset Purchase Agreement, or such other time on the Closing Date as the Parties agree in writing that the Closing shall take place;

(l)

“Confidential Information” means all information (whether oral or in writing, or stored in computerized, electronic, disk, tape, microfilm or other form) furnished by a Party, its affiliates, and their respective Representatives, and all analyses, compilations, data, studies or other documents or records prepared by a Party or its Representatives containing or based, in whole or in part, upon any such furnished information or derived from access provided by a Party, its affiliates, and their respective Representatives, and each item thereof, whether obtained before or after the date of this Agreement; but, for greater clarity, Confidential Information does not include information that (i) is already in the other Party’s possession, if the possession of such information is not known to the other Party to be subject to a confidentiality agreement with or other obligations of secrecy or fiduciary responsibility to the disclosing Party or another Person, (ii) becomes available to the other Party on a non-confidential basis from a source other than the disclosing Party, its affiliates, and their respective Representatives, which source to the other Party’s knowledge is not bound by a confidentiality agreement or other obligation of secrecy or fiduciary responsibility to the disclosing Party or another Person and is not otherwise under an obligation of secrecy to the disclosing Party or another Person, or (iii) is independently developed by the other Party;

(m)	“Direct Claim” means any Claim by the Indemnified Party or an affiliate thereof against the Indemnifying Party which does not result from a Third Party Claim;

(n)	“ECA” has the meaning set out in Subsection 3.1(c);

(o)

“Encumbrance” means any pledge, lien, charge, security interest, lease, title retention agreement, mortgage, hypothec, royalty, right of first refusal, option to acquire an ownership interest, execution or title defect, and any right or privilege capable of becoming any of the foregoing;

(p)	“Financial Statements” means the audited financial statements of STB for the year ended January 2, 2010, as attached at Schedule 1.1(p);

(q)	“First Party” has the meaning given to it in Subsection 7.3(a);

(r)	“Goldcorp” means Goldcorp Inc., a corporation amalgamated under the laws of Ontario;

(s)

“Governmental Authority” means any federal, state, provincial, regional, local or municipal government, regulatory authority (including, without limitation, the ECA), governmental department, ministry, agency, commission, bureau, official, minister, crown corporation, court, board, tribunal, stock exchange (including, without limitation, the TSXV and the applicable Canadian securities regulatory authorities), dispute settlement panel or body or other law, rule or regulation- making entity having jurisdiction;

(t)	“IFRS” means International Financial Reporting Standards as adopted by the International Accounting Standards Board;

(u)	“Indemnified Party” has the meaning given to it in Section 8.5;

(v)	“Indemnifying Party” has the meaning given to it in Section 8.5;

(w)	“Indemnity Payment” means any amount of Loss required to be paid pursuant to Section 8.1;

(x)	“Interim Period” means the period commencing on the date hereof and ending immediately following the earlier of the termination of this Agreement and the completion of the Closing;

(y)

“Legal Proceeding” means any litigation, hearing, Claim, grievance, arbitration or administrative proceeding or other proceeding or dispute resolution process and includes any appeal or review and any application for same;

(z)

“Loss” means any and all actual loss, liability, damage, cost, expense, charge, fine, penalty or assessment, resulting from or arising out of any Claim, including the costs and expenses of any action, suit, proceeding, demand, assessment, judgement, settlement or compromise relating thereto and all interest, fines and penalties and reasonable legal fees and expenses incurred in connection therewith, but excluding any indirect, consequential, special, punitive or exemplary damages including loss of profit or revenue, any multiple of reduced cash flow or loss due to interference with operations;

(aa)

“Material Adverse Effect” in connection with STB means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets, liabilities, capitalization, financial condition or results of operations of STB taken as a whole, other than any change, event, violation, inaccuracy, circumstance or effect: (i) relating to the global economy or securities markets in general; (ii) resulting from changes in the price of gold; (iii) resulting from the rate at which Canadian dollars or United States dollars can be changed for any foreign currency; (iv) relating to the gold mining industry in general and not specifically relating to or affecting STB; or (v) resulting from any announcement of or action taken in furtherance of completing the transactions contemplated hereby and by the San Dimas Asset Purchase Agreement and the SLW Consent Agreement;

(bb)

“Material Contract” means any contract, agreement, commitment or other instrument of STB that, alone or collectively with other such similar contracts or commitments, is of such a nature or amount as would reasonably be regarded as material in relation to the business or financial condition of STB at the Closing, whether or not materially significant in relation to the Vendor or the Purchaser;

(cc)	“MLA Releasees” has the meaning set out in Subsection 6.2(i);

(dd)	“MNR” means Mala Noche Resources, S.A. de C.V., a corporation existing under the laws of Mexico and the purchaser under the San Dimas Asset Purchase Agreement:

(ee)

“Order” means any order (including any judicial or administrative order and the terms of any administrative consent), judgement, injunction, decree, ruling or award of any court, arbitrator or Governmental Authority;

(ff)	“Parties” means the Purchaser, and the Vendor collectively and “Party” means any one of them;

(gg)

“Person” shall be broadly interpreted and includes any individual, sole proprietorship, partnership, limited partnership, firm, unincorporated association, unincorporated organization, syndicate, trust, joint venture, body corporate, Governmental Authority, and any other entity or organization of any nature whatsoever, and includes any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(hh)

“Prime Rate” for any day means the rate of interest expressed as a rate per annum that Scotiabank establishes at its head office in Toronto, Ontario as the reference rate of interest that it will charge on that day for Canadian dollar demand loans to its customers in Canada and which it at present refers to as its prime rate;

(ii)	“Purchase Price” means the purchase price to be paid by the Purchaser to or as directed by the Vendor for the Purchased Shares as provided in Section 2.2;

(jj)	“Purchased Shares” means all of the issued and outstanding shares in the capital of STB;

(kk)	“Receivable” shall have the meaning given to it in Section 2.4;

(ll)	“Representatives” has the meaning given to it in Section 9.1;

(mm)

“San Dimas Asset Purchase Agreement” means the agreement dated the date hereof among Desarrollos Mineros San Luis, S.A. de C.V., MNR, and the Purchaser in respect of the sale of the Purchased Assets, as that term is defined therein;

(nn)

“Securities Laws” shall mean the securities laws of Barbados and each province of Canada and the respective rules and regulations thereunder, together with such published rules, by-laws and policies of the Canadian Securities Administrators and other securities regulatory authorities having jurisdiction;

(oo)

“Silver Wheaton” means, collectively, Silver Wheaton Corp., a corporation existing under the laws of the Province of Ontario, and Silver Wheaton (Caymans) Ltd., a company incorporated with limited liability under the laws of the Cayman Islands;

(pp)	“SLW Consent Agreement” means the Consent Agreement made June 1, 2010, between Silver Wheaton, Desarrollos Mineros San Luis S.A. de C.V., Goldcorp Argent Limited, Goldcorp Inc., STB and the Purchaser;

(qq)

“STB” means Silver Trading (Barbados) Limited, a corporation incorporated pursuant to the laws of the Cayman Islands and continued to Barbados pursuant to the Companies Act, Cap. 308 of the laws of Barbados;

(rr)

“Taxes” means all taxes and “Tax” means any one of them, including any interest or penalties that may become payable in respect thereof, imposed by any federal, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limitation, all income taxes, payroll taxes, sales and use taxes, excise taxes, environmental taxes, franchise taxes, gross receipts taxes, occupation taxes, real and personal property taxes, value added taxes, stamp taxes, transfer taxes, withholding taxes, and any other contributions under Applicable Laws and other obligations of the same or of a similar nature;

(ss)	“Third Party” means any Person other than any Party or an affiliate of any Party;

(tt)	“Third Party Claim” means any Claim asserted against the Indemnified Party that is paid or payable to, or claimed by, any Person who is not the Indemnifying Party or an affiliate thereof;

(uu)	“Threshold” has the meaning given to it in Subsection 8.8(c);

(vv)	“Transfer Tax” has the meaning given to it in Section 2.3;

(ww)	“Transfer Tax Amount” has the meaning given to it in Section 2.3;

(xx)	“TSXV” means the TSX Venture Exchange; and

(yy)	“US Dollars” has the meaning given to it in Section 1.3.

1.2 Accounting Terms

     Unless otherwise specified, whenever reference is made in this Agreement to a calculation to be made or an action to be taken in accordance with IFRS, such calculation shall be made or action taken in accordance with IFRS applicable as at the time such calculation is required to be made or action is to be taken, consistently applied.

1.3 Currency

     Unless otherwise specified, any reference to “$” or “dollar” shall refer to lawful currency of the United States of America (“US Dollars”), and any amount advanced, paid or calculated is to be advanced, paid or calculated in US Dollars. To the extent that it may be necessary to convert Canadian dollars to US Dollars for the purpose of making any payment or calculation hereunder, such conversion shall be made at the Bank of Canada noon rate quoted for the exchange of US Dollars into Canadian dollars or vice versa, on the Business Day prior to the date the conversion is to take place.

1.4 Headings

     The headings used in this Agreement, and its division into articles, sections, schedules, and other subdivisions, do not affect its interpretation.

1.5 Including

     Where the word “including” or “includes” is used in this Agreement, it means “including (or includes), without limitation”.

1.6 Number and Gender

     Unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing gender include all genders.

1.7 References to Parties

     Unless otherwise specified, every reference to a Party to this Agreement shall extend to and include (as the context requires) such Party’s successors and permitted assigns, as if specifically named.

1.8 References to this Agreement

     Unless otherwise specified, the terms “hereof”, “hereunder” and similar expressions refer to this Agreement as a whole and not to any particular Article, Section, Subsection, Clause, Schedule or other portion of this Agreement.

1.9 Statutory References

     Unless otherwise specified, any reference in this Agreement to a statute includes all regulations, rules and policies made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements, supersedes or replaces any such statute, regulation, rule or policy.

1.10 Time

     Time is of the essence of this Agreement and of every part of this Agreement, and no extension or variation of this Agreement shall operate as a waiver of this provision.

1.11 Time Periods

     In this Agreement, a period of days begins on the first day after the event that began the period and ends at 5:00 p.m. Vancouver, British Columbia time on the last day of the period. If any period of time is to expire, or any action or event is to occur, on any day that is not a Business Day, the period expires, or the action or event is considered to occur, at 5:00 p.m. Vancouver, British Columbia time on the next Business Day.

1.12 Interpretation of this Agreement

     The Parties acknowledge that they have each participated in settling the terms of this Agreement. The Parties agree that any rule of legal interpretation to the effect that any ambiguity is to be resolved against the drafting Party will not apply in interpreting this Agreement.

1.13 Knowledge

     Any reference to the knowledge of any Party means to the current, actual knowledge of Lindsay Hall and James Gardiner, in the case of the Vendor, and Wade Nesmith, in the case of the Purchaser, without the requirement to make any other inquiry or investigation.

1.14 Schedules

     The Schedules to this Agreement, as listed below, are integral parts of this Agreement:

Schedule	Description

1.1(p)	Financial Statements

3.1(f)	Material Contracts

3.1(r)	Bank Accounts and Powers of Attorney

3.1(t)	Contractual and Regulatory Approvals

6.3	Form of Release

ARTICLE 2
PURCHASE AND SALE OF PURCHASED SHARES

2.1 Purchase and Sale of Purchased Shares

     The Purchaser agrees to purchase the Purchased Shares from the Vendor and the Vendor agrees to sell and transfer to the Purchaser the Purchased Shares on the Closing Date, on the terms and conditions contained in this Agreement.

2.2 Purchase Price

     The total aggregate consideration deliverable by the Purchaser to the Vendor for the Purchased Shares on the Closing Date (the “Purchase Price”) is one dollar ($1).

2.3 Vendor Taxes

     The Vendor shall pay any Tax for which the Vendor is charged with a liability to pay under any Applicable Law, including without limitation any personal property transfer tax, stamp or similar tax or duty which may be payable in Barbados or other relevant jurisdictions, on the sale of the Purchased Shares (hereinafter called “Transfer Tax”). On the Closing, the amount of US$5 (the “Transfer Tax Amount”) shall be paid by the Purchaser to the Vendor on Closing and shall be held in trust by the Vendor for remittance to the appropriate taxing authorities, and the Vendor shall remit to the appropriate taxing authorities within the prescribed time period all Transfer Taxes. Upon completion of such remittances, the Vendor will return any unremitted portion of the Transfer Tax Amount to the Purchaser. The Vendor shall be responsible for any shortfall in the Transfer Tax Amount, and the Purchaser will not, in any event, be liable to pay any additional amounts if the Transfer Tax Amount is insufficient to make such remittances.

     Without restricting the generality of the foregoing, for greater clarity, the Vendor will promptly and diligently arrange for the adjudication and payment of the Transfer Taxes and the stamping of this Agreement and such Closing Documents by such Governmental Authorities as are required under Applicable Law within 30 days of the Closing Date and the Vendor will remit to the taxing authorities such Transfer Taxes as are required by Applicable Law, and the Purchaser will be responsible for paying such Transfer Taxes (through the Vendor) only up to the amount of the Transfer Tax Amount as set out in this Section 2.3. Once such adjudication and payment and stamping has occurred, the Vendor will deliver originals or copies thereof, as appropriate to the Purchaser for insertion into STB’s corporate books.

2.4 Pre-Closing Matters

     The Parties acknowledge and agree that the intention of the Parties is that STB have no assets immediately prior to and on Closing and that subject to the provisions of this Agreement, prior to the Closing Date, STB shall be entitled to, and will, take such steps as it may consider appropriate to transfer out of STB any receivables owed to STB (the “Receivable”), whether by way of dividend, assignment to STB’s affiliates or otherwise.

     In connection with the Transfer Taxes pursuant to Section 2.3, the Vendor acknowledges and agrees that:

(a)	some Transfer Taxes are based on the fair market value of STB and the Purchased Shares, and

(b)

the Receivable, if not eliminated, and any other assets not disclosed pursuant to Subsection 3.1(k), would materially affect the amount of the Transfer Taxes payable in connection with the transactions contemplated by this Agreement.

     Accordingly, notwithstanding Section 2.3, in no event will the Purchaser be liable to pay any Transfer Taxes in an amount greater than the Transfer Tax Amount, including those which are indirectly or directly based on any amount of the Receivable that is not eliminated pursuant to this Section 2.4 or any assets of STB not disclosed pursuant to Subsection 3.1(k), and the Vendor will be responsible for providing to the Governmental Authorities such financial statements, materials, instruments and other proof as necessary to satisfy such Governmental Authorities that the Receivable should not be included in the valuation of STB or the Purchased Shares.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties – Vendor

     The Vendor represents and warrants to the Purchaser as follows and acknowledges that the Purchaser is relying on such representations and warranties in connection with its purchase of the Purchased Shares:

(a)	Existence. It is a company existing under the laws of Barbados in good standing, and is an indirect wholly-owned subsidiary of Goldcorp.

(b)

Corporate Capacity. It has the corporate power and capacity to own the Purchased Shares and to execute and deliver this Agreement and each of the Closing Documents to which it is a party and to perform its obligations hereunder.

(c)

Foreign Ownership. The ECA has not issued any letters or further correspondence to STB or the Vendor contrary to the matters approved in the letter dated December 4, 2006 from Chancery Chambers, on behalf of STB, to the Exchange Control Authority of the Central Bank of Barbados (the “ECA”) and approved by the ECA on December 14, 2006, under which the ECA approved, among other things, the direct or indirect ownership by, issuance to, and transfer among persons resident outside of Barbados of shares or other securities of STB, and which letter remains valid to the Vendor’s knowledge.

(d)

Authorization. This Agreement has been duly authorized, executed and delivered by it and is a legal, valid and binding obligation of it, enforceable by the Purchaser against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction. No proceedings have been taken or authorized by the Vendor with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of the Vendor.

(e)	No Conflict. The execution and delivery of this Agreement by it and the consummation by it of the transactions contemplated hereby will not violate or result in a breach of:

(i)

any provision of the Vendor’s or STB’s articles or by-laws or any resolution of the Vendor’s or STB’s board of directors (or any committee thereof) or any resolution of the shareholders of the Vendor or STB;

	(ii)	any Applicable Law to which the Vendor or STB is subject;

	(iii)	any Order having jurisdiction over the Vendor or STB; or

	(iv)	any provision of any Material Contract to which the Vendor or STB is a party,

nor will it, except as contemplated by the SLW Consent Agreement, otherwise result in the creation or imposition of any Encumbrance on the Purchased Shares, or restrict, hinder, impair or limit the ability after the Closing of STB to conduct the business of STB as and where conducted before the Closing.

(f)	Material Contracts. All Material Contracts to which STB is a party are set out on Schedule 3.1(f). Except as set out in such Schedule,

	(i)	STB is not a party to other Material Contract,

	(ii)	Neither the Vendor nor STB has been advised by any party to a Material Contract of any default or any failure to comply with STB’s obligations under the applicable Material Contract,

(iii)	to the knowledge of the Vendor, there is no material breach or default by any other party to any Material Contract.

(g)

Rights. No Person has any agreement, option, right, or entitlement (whether by law, pre-emptive or contractual) capable of becoming an agreement, option, right, or entitlement for the purchase or other acquisition from it of the Purchased Shares.

(h)

No Finder’s Fee. It has not entered into any agreements that would result in a finder’s fee, commission or other similar fee payable by the Purchaser in connection with the purchase and sale of the Purchased Shares.

(i)

Corporate Existence. STB is a company existing under the laws of Barbados and is in good standing. STB was duly and lawfully (i) incorporated under the laws of the Cayman Islands on August 14, 2004, and (ii) continued in Barbados on December 4, 2006.

(j)

Authorized Capital. The authorized capital of STB consists of an unlimited number of common shares without nominal or par value of which 100 common shares are issued and outstanding, of which the Purchased Shares are comprised. The Vendor is the legal and beneficial owner of record of the Purchased Shares, free and clear of all Encumbrances.

(k)

Assets and Business. STB has no material assets other than the Receivable which will be distributed by way of dividend as set out in Section 2.4, and conducts no business other than the silver trading activities contemplated by the SLW Consent Agreement, the DMSL/STB SPA as defined in the SLW Consent Agreement and the STB/SWC SPA as defined in the SLW Consent Agreement.

(l)	Litigation. There are no material Legal Proceedings or Orders outstanding, or to the knowledge of the Vendor, pending or threatened, relating to STB.

(m)	Employees. STB has not had nor will at the Closing Time have any employees.

(n)

Subsidiaries and Investments. STB does not own any subsidiaries or any shares in the capital of any other corporation, nor has it agreed to acquire any subsidiaries or any shares in the capital of any other corporations or any ownership interest in any Person.

(o)

Branches. STB has established and maintains a branch in Grand Cayman with the primary purpose of administering the financial reporting and administration of STB. Except for such branch, STB does not maintain any other branch anywhere in the world.

(p)

Financial Statements. The Financial Statements have been prepared in accordance with IFRS consistently applied throughout the periods indicated and, to the knowledge of the Vendor, present fairly the financial condition, the assets and liabilities and results of operations and cash flow of STB as at the date thereof and for the periods indicated thereon. Since January 2, 2010, there has been no change in the financial condition, assets, liabilities or business of STB other than changes in the ordinary course of business that neither individually nor in the aggregate would have a Material Adverse Effect on the financial condition of STB.

(q)

Corporate Records. The corporate records and minute books of STB contain minutes, which are complete and accurate in all material respects, of all meetings of directors and shareholders of STB held since its date of incorporation and all such meetings were duly called and held. The share certificate books, register of shareholders, register of transfers and register of directors of STB are complete and accurate.

(r)	Bank Accounts and Powers of Attorney. Annexed hereto as Schedule 3.1(r) is an accurate and complete list showing:

(i)

The name and address of each bank in which STB has an account or safe deposit box, the number of any such account or any such box and names of all Persons authorized to draw thereon or to have access thereto; and

	(ii)	The names of all Persons, if any, holding powers of attorney from STB.

(s)

No Loans to Directors. STB has no loan or indebtedness outstanding which has been made or incurred to any director, officer or shareholder, to any former director, officer or shareholder of STB or to any Person not dealing at arm’s length (as such term is construed under the Income Tax Act (Canada)) with any of the foregoing.

(t)

Contractual and Regulatory Approvals. Except as specified in Schedule 3.1(t) attached hereto, neither STB nor the Vendor is under any obligation, contractual or otherwise, to request or obtain the consent or approval of any Person, and no permits, licenses, certifications, authorizations or approvals of, or notifications to, any Governmental Authority are required to be obtained by the Vendor or STB in connection with the execution, delivery or performance by the Vendor of this Agreement or the completion of any of the transactions contemplated herein.

(u)

Purchased Shares. The Purchased Shares have been duly authorized and issued as fully paid shares without nominal or par value and represent all the issued shares in the capital of STB. No Person has any agreement, option, right or entitlement (whether by law, pre-emptive, contractual or otherwise) capable of becoming an agreement, option, right or entitlement to acquire or to require STB to issue any shares in its capital.

3.2 Representations and Warranties of the Purchaser

     The Purchaser represents and warrants to the Vendor as follows, and acknowledges that the Vendor is relying upon such representations and warranties in entering into this Agreement:

(a)

Corporate Existence and Capacity. The Purchaser is a corporation existing under the laws of British Columbia, and the Purchaser has the corporate power and capacity to execute and deliver this Agreement and each of the Closing Documents to which it is a party and perform its obligations hereunder.

(b)

Authorization. This Agreement has been duly authorized, executed and delivered by the Purchaser and is a legal, valid and binding obligation of each the Purchaser, enforceable by the Vendor against the Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction, and no other corporate proceedings or approvals on the part of the Purchaser are necessary to authorize this Agreement. No proceedings have been taken or authorized by the Purchaser with respect to the bankruptcy, insolvency, liquidation, dissolution or winding up of the Purchaser.

(c)	No Conflict. The execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby will not violate or result in a breach of:

	(i)	any provision of the notice of articles or articles or any resolution of the board of directors (or any committee thereof) or any resolution of the shareholders of the Purchaser;

	(ii)	any statute, regulation or other law to which the Purchaser is subject;

	(iii)	any Order having jurisdiction over the Purchaser; or

	(iv)	any provision of any contract, agreement or other instrument to which the Purchaser is a party.

(d)

Contractual and Regulatory Approvals. The Purchaser is not under any obligation, contractual or otherwise, to request or obtain the consent of any Person, and no permits, licenses, certifications, authorizations or approvals of, or notifications to, any Governmental Authority are required to be obtained by the Purchaser in connection with the execution, delivery or performance by the Purchaser of this Agreement or the completion of any of the transactions contemplated herein;

(e)

No Finder’s Fee. The Purchaser has not entered into any agreements that would result in a finder’s fee, commission or other similar fee payable by the Vendor in connection with the purchase and sale of the Purchased Shares.

3.3 Survival of Representations and Warranties and Covenants of Vendor

(a)

All representations and warranties made by the Vendor in this Agreement shall survive for a period of eighteen (18) months from the Closing Date, except with respect to representations and warranties of the Vendor set out in Subsections 3.2(g), (j) and (u) which shall survive for a period of three (3) years. After the applicable period, the Vendor shall have no further liability hereunder with respect to such representations and warranties except with respect to Claims properly made under them within such period.

(b)

All covenants of the Vendor contained herein shall survive the Closing for the time periods specified with respect to each such covenant and where no time period is specified, shall survive Closing without limitation as to time period. Any claim in respect of a breach of a covenant must be made during or prior to the date which is eighteen (18) months following the termination of the obligations under such covenant and thereafter the Vendor shall have no further liability hereunder with respect to such covenants except for Claims properly made in respect thereof within such period.

3.4 Survival of Representations, Warranties and Covenants of Purchaser

(a)

All representations and warranties made by the Purchaser in this Agreement shall survive for a period of eighteen (18) months from the Closing Date. After such period, the Purchaser shall have no further liability hereunder with respect to such representations and warranties except with respect to Claims properly made under them within such period.

(b)

All covenants of the Purchaser contained herein shall survive the Closing for the time periods specified with respect to each such covenant and where no time period is specified, shall survive Closing without limitation as to time period. Any claim in respect of a breach of a covenant must be made during or prior to the date which is eighteen (18) months following the termination of the obligations under such covenant and thereafter the Purchaser shall have no further liability hereunder with respect to such covenants except for Claims properly made in respect thereof within such period.

ARTICLE 4- CONDITIONS PRECEDENT

4.1 Conditions of Closing in Favour of Purchaser

     The Purchaser shall be obliged to complete the Closing only if each of the conditions precedent set out in the following Subsections of this Section 4.1 has been satisfied in full at or before the Closing Time (each of such conditions precedent is for the exclusive benefit of the Purchaser and only the Purchaser may waive any of them in whole or in part in writing):

(a)	at the Closing Time:

(i)

each of the representations and warranties of the Vendor contained in this Agreement or in any Closing Document shall be true, complete and accurate in all material respects as and when made and at and as of the Closing Time as though such representations and warranties were made at and as of the Closing Time;

(ii)	all obligations, agreements and covenants of the Vendor to be completed prior to the Closing Time shall have been performed or completed by the Vendor; and

(iii)	the Vendor shall have delivered to the Purchaser a certificate dated as of the Closing Date signed by an officer of the Vendor in respect of the matters set out in this Subsection 4.1(a);

(b)

there shall not be pending any Legal Proceeding against the Vendor or the Purchaser brought by any Governmental Authority or any other Person that seeks to restrain, materially modify or invalidate the transactions contemplated by this Agreement and no Order that would prohibit, materially modify or restrain such transactions shall be in effect;

(c)

the transactions contemplated by Section 2.4 shall have been completed in the manner represented by the Vendor’s financial advisors to the Purchaser’s financial advisors, and all inter-company indebtedness of STB owing to Goldcorp or an Affiliate of Goldcorp shall have been repaid or otherwise extinguished;

(d)

the Purchaser shall have received the Closing Documents required to be delivered by the Vendor to the Purchaser pursuant to Section 6.2 in form and substance satisfactory to the Purchaser and its counsel, acting reasonably;

(e)	since January 2, 2010, except for any change contemplated by the SLW Consent Agreement, there shall have been no Material Adverse Effect with respect to STB;

(f)	the corporate structure, constating documents or jurisdiction of organization of STB shall not have been altered without the prior consent of the Purchaser;

(g)

all conditions to the SLW Consent Agreement in favour of Silver Wheaton will have been waived by Silver Wheaton or satisfied as set out therein, with the only condition remaining to be satisfied being the Closing hereunder and the closing of the transactions contemplated by the San Dimas Asset Purchase Agreement; and

(h)

the closing of the transaction which is the subject of the San Dimas Asset Purchase Agreement shall have been completed in escrow, and all conditions thereto in favour of the Purchaser shall have been waived by the Purchaser or satisfied as set out therein, with the only condition remaining to be satisfied being the Closing.

4.2 Conditions of Closing in Favour of Vendor

     The Vendor shall be obliged to complete the Closing only if each of the conditions precedent set out in the following Subsections of this Section 4.2 have been satisfied in full at or before the Closing Time (each of such conditions precedent is for the exclusive benefit of the Vendor and the Vendor may waive any of them in whole or in part in writing):

(a)	at the Closing Time:

(i)

each of the representations and warranties of the Purchaser contained in this Agreement or in any Closing Documents shall be true, complete and accurate in all material respects as and when made and at and as of the Closing Time as though such representations and warranties were made at and as of the Closing Time;

	(ii)	all obligations, agreements and covenants of the Purchaser to be completed prior to the Closing Time shall have been performed or completed by the Purchaser; and

	(iii)	the Purchaser shall have delivered to the Vendor a certificate dated as of the Closing Dated signed by an officer of each of the Purchaser in respect of the matters set out in this Subsection 4.2(a);

(b)

there shall not be pending any Legal Proceeding against the Vendor or the Purchaser brought by any Governmental Authority or any other Person that seeks to restrain, materially modify or invalidate the transactions contemplated by this Agreement and no Order that would prohibit, materially modify or restrain such transactions shall be in effect;

(c)

the Vendor shall have received the Closing Documents required to be delivered by the Purchaser to the Vendor pursuant to Section 6.3 in form and substance satisfactory to the Vendor and its counsel, acting reasonably

(d)

all conditions to the SLW Consent Agreement in favour of Silver Wheaton will have been waived by Silver Wheaton or satisfied as set out therein, with the only condition remaining to be satisfied being the Closing hereunder and the closing of the transactions contemplated by the San Dimas Asset Purchase Agreement; and

(e)

the closing of the transaction which is the subject of the San Dimas Asset Purchase Agreement shall have been completed in escrow, and all conditions thereto in favour of DMSL (as defined therein) shall have been waived by DMSL (as defined therein) or satisfied as set out therein, with the only condition remaining to be satisfied being the Closing.

ARTICLE 5 - PRE-CLOSING COVENANTS OF THE PARTIES

5.1 Actions to Satisfy Closing Conditions

     Each Party shall take all such reasonable action as is within its power to control, and shall use commercially reasonable efforts to cause other actions to be taken which are not within its power to control, with a view to achieving compliance with all conditions set forth in Article 4 which are for the benefit of the other Party. The Parties will co-operate in exchanging such information (including, as applicable, Confidential Information) and providing such assistance as may be reasonably required in connection with the foregoing.

ARTICLE 6 - CLOSING ARRANGEMENTS

6.1 Place of Closing

     The Closing shall take place on the Closing Date at the Closing Time at the Vancouver offices of Lang Michener LLP, counsel to the Purchaser, or at such other time or place as may be agreed upon by the Parties.

6.2 Deliveries by the Vendor at the Closing Time

     At the Closing Time, the Vendor shall deliver or cause to be delivered to the Purchaser (unless delivered previously) the following documents, agreements, instruments and items, in form and substance satisfactory to the Purchaser and its legal counsel, acting reasonably:

(a)

share certificate(s) representing the Purchased Shares duly endorsed for transfer to the Purchaser, and shall cause STB to enter the Purchaser on the books of STB as the holder of the Purchased Shares and to issue one or more share certificates representing the Purchased Shares to the Purchaser;

(b)

the original stamped share transfer instrument or a copy of the share transfer instrument reflecting a stamp or other indication issued by the Corporate Affairs & Intellectual Property Office, Barbados, that the original share transfer instrument has been submitted to the Registrar of Companies for adjudication and stamping;

(c)	resignations, effective as of the Closing Date, of each director and officer of STB;

(d)	a Registrar’s Certificate confirming that each of the Vendor and STB are on the Register of Companies maintained by the Registrar of Companies, Barbados issued as of a recent date;

(e)	the corporate seal, all corporate record books, accounts, records and other financial, accounting and corporate data of STB;

(f)	certificate dated as of the Closing Date for the Vendor and signed by a senior officer of the Vendor on behalf of the Vendor in the agreed form:

(i)	to the effect that the constating documents attached to the certificate are correct and complete copies of the constating documents of the Vendor as in effect at the Closing Date;

(ii)

setting out a copy of the resolutions of the boards of directors of the Vendor and STB, as applicable, approving this Agreement and authorising signature or execution of the same and of any documents required to be signed or executed by the Vendor under this Agreement and stating that the such resolutions are a correct and complete, unamended as of the Closing Date; and

(iii)

attaching a copy of the signatures of the persons authorised to sign this Agreement and/or any of the documents contemplated herein on behalf of the Vendor and certifying the genuineness of such signatures.

(g)	a certified copy of a resolution of the board of directors of STB authorizing the transfer of the Purchased Shares;

(h)

such other approvals, documents, instruments, certificates or opinions dated as of the Closing Date as would be usual in completing transactions of the nature contemplated by this Agreement and the Closing Documents or as are, in the opinion of counsel to the Purchaser, reasonably necessary or desirable to consummate the transactions contemplated by this Agreement, including any approvals and consents required under the Material Contracts;

(i)

a comprehensive release from each director and officer of STB in favour of STB, the Purchaser and the Purchaser’s Affiliates (the “MLA Releasees”) of all claims against the MLA Releasees up to and including the Closing Time, including claims for current unpaid remuneration and advances made to STB but excluding claims for indemnity to which they are entitled under STB letters patent, any insurance policy applicable to STB, under any Applicable Laws or under this Agreement in a form reasonably acceptable to the Purchaser and the Vendor;

(j)

a comprehensive release by the Vendor of all claims against STB with respect to any and all matters in its capacity as shareholder of STB up to and including the Closing Time, but excluding claims for indemnity to which the Vendor is entitled under STB letters patent, any insurance policy applicable to STB, under any Applicable Laws or under this Agreement in a form reasonably acceptable to the Purchaser and the Vendor;

(k)

unaudited internal financial statements of STB immediately prior to the Closing Date reflecting the transfer and assignment of the Receivable, such financial statements to be suitable in form and substance for filing with applicable Governmental Authorities for the purpose of adjudication of the Transfer Tax; and

(l)	a guarantee by Goldcorp Inc. of all of the obligations and covenants of the Vendor pursuant to the indemnity provisions set out in Section 8.3 of this Agreement.

6.3 Deliveries by the Purchaser at the Closing Time

     At the Closing Time, the Purchaser shall deliver or cause to be delivered to the Vendor (unless previously delivered) the following documents, agreements, instruments or items, in form and substance satisfactory to the Vendor and its legal counsel, acting reasonably:

(a)	the Purchase Price;

(b)	certificate dated as of the Closing Date for the Purchaser and signed by a senior officer of the Purchaser on behalf of the Purchaser in the agreed form:

(i)	to the effect that the constating documents attached to the certificate are correct and complete copies of the constating documents of the Purchaser as in effect at the Closing Date;

(ii)

setting out a copy of the resolutions of the board of directors of the Purchaser approving this Agreement and authorising signature or execution of the same and of any documents required to be signed or executed by the Purchaser under this Agreement and stating that such resolutions are correct and complete, unamended as of the Closing Date; and

(iii)

attaching a copy of the signatures of the persons authorised to sign this Agreement and/or any of the documents contemplated herein on behalf of the Purchaser and certifying the genuineness of such signatures.

(c)	a Certificate of Good Standing, or equivalent, of the Purchaser issued as of recent date by the British Columbia Registrar of Companies;

(d)	resolutions and other documentation relating to the appointment of the Purchaser nominee directors to the board of directors of STB on Closing;

(e)

a comprehensive release by STB and the Purchaser, with effect from the Closing Time, in favour of all directors and officers of STB as at the Closing Time, of all claims against such directors and officers up to and including the Closing Time in a form reasonably acceptable to the Purchaser and the Vendor; and

(f)

a comprehensive release by STB and the Purchaser and their affiliates with effect from the Closing Time, in favour of the Vendor and its affiliates and their respective directors, officers, employees, and agents in the forms set out as Schedule 6.3(f) attached hereto, but excluding (i) claims for indemnity to which the Purchaser is entitled under this Agreement, and (ii) those obligations and liabilities of Goldcorp that may result from any claim arising in respect of any inaccuracy or breach of the representations and warranties provided to the Purchaser in Section 2 of the Assignment, Assumption and Release Agreement to be entered into among the Purchaser, Goldcorp, STB, Silver Wheaton and Silver Wheaton (Caymans) Ltd. as provided for in the SLW Consent Agreement.

ARTICLE 7- GENERAL TERMINATION PROVISIONS

7.1 Termination

     Subject to the obligations of the Parties which expressly survive the termination of this Agreement, this Agreement shall terminate:

(a)

at the option of the Vendor, on the one hand, or the Purchaser, on the other hand, at any time prior to the Closing Date by notice in writing to the other Party, if the San Dimas Asset Purchase Agreement is terminated;

(b)	in writing, by mutual consent of the Parties;

(c)

by written notice from the Vendor to the Purchaser if any of the conditions set forth in Section 4.2 are not satisfied at the Closing Time, or it becomes apparent that any such condition cannot be satisfied at the Closing Time, and it is not waived by the Vendor; or

(d)

by written notice from the Purchaser to the Vendor if any of the conditions set forth in Section 4.1 are not satisfied at the Closing Time, or it becomes apparent that any such condition cannot be satisfied at the Closing Time, and it is not waived by the Purchaser.

7.2 Termination Procedure

     In the event of the termination of this Agreement pursuant to Section 7.1, written notice thereof shall forthwith be given by the Parties so terminating to the other Party, and this Agreement shall terminate without further action by any Party. If this Agreement is terminated pursuant to Section 7.1:

(a)

all Confidential Information received by any Party shall be treated as confidential, and each Party shall promptly and, in any event, within five (5) Business Days of receipt of a written request from any other Party:

	(i)	deliver to the other Party; or

(ii)

if so requested by the other Party, destroy all tangible Confidential Information, and erase all Confidential Information in electronic form furnished by the other Party, its affiliates, and their respective representatives to the Party or its representatives, without retaining copies thereof. In such event, within the same time period, the Party shall destroy or erase, as the case may be, all other documents or records constituting or containing Confidential Information created by or for the Party or its representatives, unless prepared exclusively from publicly available information. A Party will be deemed to have destroyed information stored in electronic form (a) on removable, replaceable media (such as diskettes, tapes, CDs, or DVDs) by actually destroying same, or (b) on non- removable or non-replaceable media (such as USB keys, hard drives, and e-mail servers) by executing an operating system-, application- or server- level “delete” function thereupon, notwithstanding that such information may be forensically recovered or otherwise restored; provided, however, that if a Party conducts or permits any restoration or recovery thereof, it will treat such restored or recovered information as confidential pursuant to the provisions of this Agreement (disregarding any provision regarding the term of such confidentiality). The Party shall deliver to the other Party a certificate confirming in writing its compliance with this clause;

(b)	all filings, applications and other submissions made pursuant hereto shall, to the extent practicable, be withdrawn from the Governmental Authority or other Person to which made; and

(c)	the obligations provided for in this Section 7.2, Section 7.3, Article 8 as it relates to surviving obligations, Article 1 and Article 9 shall survive any such termination.

7.3 Effect of Termination

(a)	If this Agreement is terminated pursuant to Subsections 7.1(c) or 7.1(d) by the Party entitled to the benefit of the conditions referred to in said Subsections (the “First Party”):

(i)

the First Party shall be released from all obligations hereunder, unless the condition or conditions which have not been satisfied and for which the First Party has terminated this Agreement have not been satisfied by reason of a default by the First Party hereunder; and

(ii)

the other Party shall also be released from all obligations hereunder, unless the condition or conditions which have not been satisfied and for which the First Party has terminated this Agreement are reasonably capable of being performed or caused to be performed by the other Parties or have not been satisfied by reason of a default by the other Parties hereunder;

(b)

If this Agreement is terminated on any basis other than as provided in Subsection 7.3(a), there shall be no liability or obligation hereunder on the part of any Party or any of their respective affiliates, except for liability arising from a wilful or negligent breach of this Agreement in which case each Party will retain all remedies against the other Parties, and except as otherwise provided herein to the contrary.

ARTICLE 8- INDEMNIFICATION

8.1 Indemnification by the Purchaser

     Subject to the limits set forth in Section 8.6, the Purchaser shall indemnify and save harmless the Vendor and its affiliates and each of their respective directors, officers, employees, agents and shareholders from and against any and all Losses suffered or incurred by them, as a result of, or arising in connection with:

(a)	any breach of a representation or warranty made or given by the Purchaser in this Agreement or in any Closing Document; and

(b)	any failure by the Purchaser to observe or perform any covenant or obligation contained in this Agreement or in any Closing Document.

8.2 Indemnity re STB

(a)

Subject to the terms and conditions hereof, the Purchaser covenants and agrees that, at and after the Closing Time, to indemnify and hold the Vendor and its affiliates, and each of their respective officers, directors, employees, agents and shareholders harmless with respect to all Losses of any nature or kind whatsoever, whether arising before, on or after the Closing Date, relating to, arising from or connected with STB; and

(b)

Notwithstanding anything to the contrary therein the indemnity provided in Subsection 8.3(a) does not apply to any Loss in respect of which the Purchaser is entitled to be indemnified pursuant to the provisions of Section 8.3.

8.3 Indemnification by the Vendor

     Subject to the limits set forth in Section 8.6, the Vendor shall indemnify and save harmless the Purchaser and each of their respective directors, officers and employees, agents and shareholders from and against any and all Losses suffered or incurred by them, as a result of, or arising in connection with:

(a)	any breach of a representation or warranty made or given by the Vendor in this Agreement or in any Closing Document; or

(b)	any failure by the Vendor to observe or perform any covenant or obligation contained in this Agreement or in any Closing Document.

8.4 Agency for Directors, Officers and Employees

     Each Party agrees to accept each indemnity in favour of an Indemnified Party’s directors, officers, employees, agents and shareholders as agent and trustee of each such director, officer employee, agent and shareholder. Each Party agrees that an Indemnified Party may enforce an indemnity in favour of any of the other Party’s directors, officers, employees, agents and shareholders on behalf of each such director, officer, employee, agent or shareholder.

8.5 Notice

     A Party entitled to and seeking indemnification pursuant to the terms of this Agreement (the “Indemnified Party”) shall promptly give a Claim Notice to the Party responsible for indemnifying the Indemnified Party (the “Indemnifying Party”) of any Claim pursuant to Sections 8.1, 8.2 or 8.3. The Claim Notice shall specify whether the Claim arises as a result of a Third Party Claim or a Direct Claim, and shall also specify with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Claim; and

(b)	the amount of the Claim, or, if any amount is not then determinable, an approximate and reasonable estimate of the likely amounts of the Claim.

8.6 Limitation Periods

In respect to the Claims for indemnity under Sections 8.1, 8.2 and 8.3 the application of the Limitations Act, 2002 (Ontario) is excluded to the full extent permitted by the Limitations Act, 2002 (Ontario), and instead such Claims have the following limitation periods:

(a)	any Claim arising pursuant to Sections 8.1 or 8.3 shall be brought within the time periods stipulated in Sections 3.3 or 3.4, as the case may be; and

(b)	any Claim arising pursuant to Section 8.2 may be brought without limitation as to time period.

8.7 Indemnification Procedure

(a)	Procedures for Third Party Claims.

	(i)	After receipt by an Indemnified Party of notice of a Third Party Claim, within seven (7) days after receiving such notice, the Indemnified Party shall provide a Claim Notice to the Indemnifying Party.

(ii)

The Vendor shall have the right, upon written notice delivered to the Purchaser within thirty (30) days after receipt of a notice of a Third Party Claim or a Claim Notice, as the case may be, to assume the defence of a Third Party Claim in which the Vendor is either the Indemnified Party or the Indemnifying Party. If the Vendor does not elect to assume the defence of such Third Party Claim, the Purchaser shall have the obligation to assume the defence of such Claim. The Vendor and the Purchaser shall co-operate in good faith in the defence of each Third Party Claim, even if the defence has been assumed by the other Party and may participate in such defence assisted by counsel of its own choice at its own expense.

(iii)

If the Purchaser fails to assume the defence of the Third Party Claim in accordance with Clause 8.7(a)(ii), the Purchaser shall be responsible for all costs, fees and disbursements incurred by the Vendor, including the fees and disbursements of counsel employed by the Vendor, for the defence of such Third Party Claim.

(iv)

In any Third Party Claim with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defence of such action, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party and the Indemnified Party, as the case may be, shall at all times use all reasonable efforts to keep each other reasonably apprised of the status of any matter the defence of which they are maintaining and to co-operate in good faith with each other with respect to the defence of any such matter.

(b)

Failure to Give Timely Notice of Third Party Claim. The failure to provide a Claim Notice of a Third Party Claim received by the Indemnified Party to an Indemnifying Party shall relieve the Indemnifying Party from liability under this Agreement with respect to such Third Party Claim only if, and only to the extent that, such failure to provide a Claim Notice to the Indemnifying Party results in (i) the forfeiture by the Indemnifying Party of rights and defences otherwise available to the Indemnifying Party with respect to such Third Party Claim, (ii) material prejudice to the Indemnifying Party with respect to such Third Party Claim, or (iii) the loss of any right by the Indemnifying Party to recover any payment under its applicable insurance coverage.

(c)

Procedures for Direct Claims. Any Direct Claim shall be asserted by the Indemnified Party giving the Indemnifying Party written notice thereof. The Indemnifying Party shall then have a period of thirty (30) days within which to respond in writing to such Direct Claim. If the Indemnifying Party does not so respond within such 30-day period, the Indemnifying Party shall be deemed to have rejected such Claim, and in such event the Indemnified Party shall be free to pursue such remedies, including against the Indemnifying Party, as may be available to the Indemnified Party.

8.8 Liability Limits

(a)

General Liability Limits. Notwithstanding anything to the contrary set forth in this Agreement, the Indemnifying Party’s obligation to indemnify and hold the Indemnified Party harmless shall be limited as follows:

(i)

for the purposes of computing the aggregate amount of Loss incurred by the Indemnified Party, the amount of the Loss in respect of a Claim shall be deemed to be an amount equal to, and any Indemnity Payments by the Indemnifying Party shall be limited to, the amount of Loss that remain after deducting therefrom (i) any third party insurance and any indemnity, contributions or other similar payment paid by any third party with respect thereto, and (ii) any net tax benefit recognized (by reason of a tax deduction, basis adjustment, shifting of income, credit and/or deductions or otherwise) by the Indemnified Party or any affiliate thereof with respect to the Loss or items giving rise to such claim for indemnification; and

(ii)

in any case where the Indemnified Party recovers from Third Parties any amount in respect of a matter with respect to which the Indemnifying Party has fully indemnified it pursuant to this Agreement, the Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered except to the extent that such amount has already been deducted in calculating the Indemnity Payment pursuant to Subsection 8.8(a)(i) (after deducting therefrom the full amount of the expenses incurred by the Indemnified Party in procuring such recovery), but not in excess of the sum of (A) any amount previously so paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such matter, and (B) any amount expended by the Indemnifying Party in pursuing or defending any claim arising out of such matter.

(b)

Reasonable Steps to Mitigate. The Indemnified Party will take all reasonable steps to mitigate all Losses, including availing itself of any defences, limitations, rights of contribution, claims against Third Parties and other rights at law or equity, and will provide such evidence and documentation of the nature and extent of the Loss as may be reasonably requested by the Indemnifying Party. The Indemnified Party’s reasonable steps include the reasonable expenditure of money to mitigate or otherwise reduce or eliminate any Loss for which indemnification would otherwise be due under this Article 8, and the Indemnifying Party will reimburse the Indemnified Party for the Indemnified Party’s reasonable expenditures in undertaking the mitigation of such Loss, together with interest thereon from the date of payment to the date of repayment at the Prime Rate.

(c)

Threshold on Indemnity. Notwithstanding the foregoing, no Party hereto shall be entitled to make any claim for indemnification pursuant to this Article 8 in respect of any Losses unless and until all such claims by such Party equal or exceed, in the aggregate, $5 million, (the “Threshold”) in which case the Party claiming indemnification shall be entitled to seek indemnification in the full amount of its aggregate claims. The maximum aggregate liability of (i) the Vendor arising out of any inaccuracy or breach of any representation or warranty or breach of any covenant of this Agreement and pursuant to the indemnity obligations of DMSL (including its successors and permitted assigns) under the San Dimas Asset Purchase Agreement and the Aircraft Purchase Agreement (as defined in the San Dimas Asset Purchase Agreement); or (ii) the Purchaser (including its successors and permitted assigns) arising out of any inaccuracy or breach of any representation or warranty or breach of any covenant of this Agreement and pursuant to indemnity obligations of the Purchaser and MNR (including their successors and permitted assigns) collectively under the San Dimas Asset Purchase Agreement other than Section 2.6, thereof, shall not exceed the amount of $275 million (the “Cap”). Notwithstanding the foregoing, the Threshold and the Cap shall not apply in respect of any Claims pursuant to Section 8.2 and any Claim thereunder shall arise from the first dollar. Similarly, notwithstanding the foregoing, the Threshold and Cap shall not apply in respect of any Claims pursuant to Section 8.3 or pursuant to a breach of Sections 2.3 or 2.4, and any Claim thereunder shall arise from the first dollar.

ARTICLE 9 - GENERAL

9.1 Confidentiality

     Each of the Parties acknowledges that all Confidential Information provided by one Party to another Party pursuant to this Agreement is confidential and agrees that, during the Interim Period and for a period of twenty-four (24) months thereafter (the “Confidentiality Period”), it will maintain such Confidential Information in confidence and that such Confidential Information will not be used other than in furtherance of the purposes of this Agreement. A Party may disclose Information obtained from another Party to its advisors, counsel, directors, officers and employees (collectively, “Representatives”) on a “need to know” basis, as such Party deems necessary or appropriate; provided that such Representatives are advised that such Information is confidential and agree to either keep such Confidential Information confidential in accordance with the terms hereof or are under professional obligations to maintain the confidentiality of confidential information, and provided that, in addition to any remedies that each Party may have against any such Representatives in respect of any disclosure of Information, each Party will indemnify the other Party in respect of any breach of this confidentiality obligation by any of such Party’s Representatives in accordance with the provisions of Article 8. If a Party or any of its Representatives become legally compelled or are required by Governmental Authorities having appropriate jurisdiction to disclose any of the Confidential Information such Party will promptly provide the disclosing Party with written notice so that the disclosing Party may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. The Party which is the recipient of the Information will cooperate with the disclosing Party on a reasonable basis to obtain a protective order or other remedy. In the event that such protective order or other remedy is not obtained or the disclosing Party waives compliance with the provisions of this Agreement, the receiving Party will furnish only that portion of the Confidential Information which the receiving Party is advised, by written opinion of counsel addressed to the disclosing Party and to the receiving Party is legally required to be disclosed and will exercise all reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the Confidential Information so furnished.

9.2 Tender

     Any tender of documents or delivery of money under this Agreement must be made upon the Parties or their respective counsel. Any document or money tendered or delivered at the Closing Time or at any other time shall be tendered or delivered at the place designated in accordance with Section 9.3.

9.3 Notices

     Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by facsimile transmission or similar means of recorded electronic communication addressed as follows:

(a)	if to Vendor:

Goldcorp Silver (Barbados) Limited
2nd Floor, Cedar Court,
Wildey Business Park
Wildey St Michael
Barbados West Indies

Attention: General Counsel
Fax No.: 1 246 434 2717

with a copy sent to (which copy does not constitute notice hereunder):

Goldcorp Inc.
Park Place, Suite 3400
Burrard Street
Vancouver, British Columbia
V6C 2X8

Attention: General Counsel
Fax No.: (604) 696-3001

and to:

Cassels Brock & Blackwell LLP
King Street West, Suite 2100
Toronto, Ontario
M5H 3C2

Attention: Paul Stein
Fax No.: (416) 350-6949

(b)	if to Purchaser:

Mala Noche Resources Inc.
885 West Georgia Street, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Attention: President
Fax No. (604) 639-2148

with a copy sent to (which copy does not constitute notice hereunder):

Lang Michener LLP
Royal Centre P.O. Box 11117
1500 – 1055 West Georgia Street
Vancouver, British Columbia
V6E 4N7

Attention: Michael Taylor
Fax No.: (604) 685-7084

     Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

     Any Party may at any time change its address for service from time to time by giving notice to the other Party in accordance with this Section 9.3.

9.4 Press Release

     During the Interim Period, no Party, nor any of its Affiliates, shall make public announcement or issue any press release regarding this Agreement or the transactions contemplated herein or under the San Dimas Asset Purchase Agreement without providing an opportunity to the other Party to review and comment on such announcement or press release. If, during the Interim Period, a Party or any of its affiliates wishes to issue a press release or make a public announcement regarding this Agreement required by Securities Laws, the disclosing Party shall disclose the complete text to the other Party in writing one (1) Business Day prior to its release, whereupon the other Party shall then have the right to review said press release or other public announcement and shall have the right to make comment or suggestions for changes therein within such one (1) Business Day. In all other instances, if, during the Interim Period, a Party or any of its affiliates wishes to issue a press release or make a public announcement regarding this Agreement, the disclosing Party shall disclose the complete text to the other Party in writing two (2) Business Days prior to its release, whereupon the other Party shall then have the right to review said press release or other public announcement and shall have the right to make comment or suggestions for changes therein within such two (2) Business Days. The disclosing Party shall consider the comments of the other Party in good faith. Nothing in this Section will prevent a Party from making timely disclosure as may be required by Securities Laws. If it is not practicable for a Party to follow the procedure otherwise provided in this Section, it will make such efforts as may be reasonable in the circumstances to notify the other Party of any announcement or press release or proposed announcement or press release.

9.5 Regulatory Filing

     If, during the Interim Period, a Party, by reason of any requirement of any regulatory body having jurisdiction over a Party, must disclose any matter concerning the execution or content of this Agreement or the transactions contemplated herein, then the affected Party shall, prior to making any disclosure, forward the text of the disclosure to the other Party. The other Parties shall then have a period of time not exceeding one (1) Business Day, to make reasonable suggestions for changes therein. The disclosing Party shall consider said suggestions and advise the other Party prior to the disclosure if said suggestions are not to be incorporated in the disclosure. If there is no change from a disclosure earlier approved then the disclosing Party is not required to seek approval again for such disclosure. Nothing in this Section will prevent a Party from making timely disclosure as may be required by any regulatory body having jurisdiction. If it is not practicable for a Party to follow the procedure otherwise provided in this Section, it will make such efforts as may be reasonable in the circumstances to notify the other Party of any such disclosure or proposed disclosure.

9.6 Expenses

     Subject as otherwise set out in this Agreement, each Party hereto will be responsible for payment of all costs and expenses incurred by such Party in connection with this Agreement and the transactions contemplated herein, including all professional fees (including but not limited to legal and accounting fees) incurred thereby.

9.7 Successors and Assigns

     This Agreement shall enure to the benefit of and shall be binding on and enforceable by the Parties and, where the context so permits, their respective successors and permitted assigns. Except as expressly provided in this Section 9.7, none of the Parties may assign any of its rights or obligations hereunder without the prior written consent of the other Party. Prior to Closing, the Purchaser may assign its rights under this Agreement to a wholly-owned subsidiary upon prior written notice to the Vendor provided that any such assignment shall not release the Purchaser from its obligations hereunder and the Purchaser shall guarantee the obligations of such assignee.

9.8 Effect of Certificates

     All certificates provided hereunder by a director or officer of the Purchaser or the Vendor, as the case may be, shall be provided in that person’s capacity as a director or officer of the Purchaser, or the Vendor, as the case may be, and not in that person’s personal capacity, and no such director or officer shall incur any personal liability under or as a result of such certificate.

9.9 Entire Agreement

     This Agreement and the schedules and the Closing Documents constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, negotiations, discussions and understandings, written or oral, between the Parties. There are no representations, warranties, conditions, other agreements or acknowledgements, whether direct or collateral, express or implied, that form part of or affect this Agreement, or which induced any of the Parties to enter into this Agreement or on which reliance is placed by any of the Parties, except as otherwise specifically set forth in this Agreement or in the Closing Documents.

9.10 Amendment

     This Agreement may be amended, modified or supplemented only by the written agreement of the Parties.

9.11 Waiver of Rights

     Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any of the Parties to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

9.12 Severability

     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not fundamentally changed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to reflect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

9.13 Further Assurances

     Each Party shall do such acts and shall execute such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of such acts and will cause the execution of such further documents as are within its power as the other Party may in writing at any time and from time to time reasonably request be done and or executed, in order to give full effect to the provisions of this Agreement and each Closing Document.

9.14 Governing Law

     This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of Ontario, Canada (excluding any conflict of laws, rule or principle which might refer such interpretation to the laws of another jurisdiction). Each Party irrevocably submits to the exclusive jurisdiction of the courts of the Province of Ontario, Canada, with respect to any matter arising hereunder or related hereto.

9.15 Counterparts

     This Agreement may be executed in counterparts and delivered in PDF form or by facsimile transmission (with executed originals to be delivered), each of which shall constitute an original and each of which taken together shall constitute one and the same instrument

[Signature Page to Follow]

     IN WITNESS WHEREOF this Share Purchase Agreement has been executed by the Parties hereto.

GOLDCORP SILVER (BARBADOS) LTD.

By:	“S. James Gardiner”
Name: S. James Gardiner
Title: Director

	Witness:	Trevor Carmichael
Name: Trevor Carmichael
Address: Chancery House, High St, Bridgetown
Occupation: Attorney-at-Law

MALA NOCHE RESOURCES CORP.

By:	“Wade Nesmith”
Name: Wade Nesmith
Title: Executive Chairman

	Before me:	Michael H. Taylor

“Michael H. Taylor”
Notary Public

By:	“David Blaiklock”
Name: David Blaiklock
Title: Chief Financial Officer

	Before me:	Michael H. Taylor

“Michael H. Taylor
Notary Public

     SCHEDULE 1.1(p)

FINANCIAL STATEMENTS

See attached.

[Redated –Audited financial statements of STB for the year ended January 2, 2010]

SCHEDULE 3.1(f)

MATERIAL CONTRACTS

Silver Purchase Agreement dated 15th October 2004 among Wheaton Trading (Caymans) Ltd.; Silver Wheaton (Caymans) Ltd; Wheaton River Minerals Ltd; Chap Mercantile Inc.;

Silver Purchase Agreement dated 15th October 2004 among Luismin, S.A. DE C.V.; Wheaton Trading (Caymans) Ltd; Wheaton River Minerals Ltd.;

Amending Silver Purchase Agreement dated 30th September 2005 among Wheaton Trading (Caymans) Ltd; Silver Wheaton (Caymans) Ltd.; Goldcorp Inc; Silver Wheaton Corp.;

Consent and Acknowledgement dated 20th March 2006 among The Bank of Nova Scotia, Silver Wheaton Corp., Wheaton Trading (Caymans) Ltd., Minas De San Luis, S.A de C.V., Compania Minera Pena De Bernal, S.A. de C.V. and Luismin, S.A. de C.V.

Restated Silver Purchase Agreement dated 30th March 2006 among Luismin, S.A. de C.V.; Wheaton Trading (Caymans) Ltd; Goldcorp Inc.

Amending Silver Purchase Agreement dated 30th March 2006 among Wheaton Trading (Caymans) Ltd; Silver Wheaton (Caymans) Ltd; Goldcorp Inc; Silver Wheaton Corp.

Amending and Assumption Agreement dated 4th December 2006 among Goldcorp Trading (Barbados) Ltd; Silver Wheaton (Caymans) Ltd; Goldcorp Inc.; Silver Wheaton Corp.

SLW Consent Agreement.

SCHEDULE 3.1(r)

BANK ACCOUNTS AND POWERS OF ATTORNEY

List of Bank Accounts and Signatories

[Redated – List of bank accounts and signatories]

SCHEDULE 3.1(t)

CONTRACTUAL AND REGULATORY APPROVALS

Nil.

SCHEDULE 6.3

FORM OF RELEASE

[Corporation]

     WHEREAS pursuant to the terms of a Share Purchase Agreement made as of July 6, 2010 (the “Purchase Agreement”) between Mala Noche Resources Corp. (the “Releasor”) and Goldcorp Silver (Barbados) Ltd. (the “Releasee”), the Releasor is required to release the Releasee from certain claims against the Releasee;

     NOW THEREFORE THIS RELEASE WITNESSES that in consideration of the closing of the transactions contemplated by the Purchase Agreement and the payment to the Releasor of the sum of $1.00 of lawful money of Canada (the receipt and sufficiency of which are hereby acknowledged), the Releasor:

1.	acknowledges and agrees that all terms used herein and not otherwise defined shall have the meanings given to such terms as provided for in the Purchase Agreement;

2.

releases and forever discharges the Releasee for the period of time up to and including the Closing Time, from all actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims and demands whatsoever, known or unknown, suspected or unsuspected which the Releasor ever had, now has or may hereafter have against the Releasee for or by reason of, or in any way arising out of any cause, matter or thing existing up to the date hereof including without limitation relating to, or arising directly or indirectly by reason of, or as a consequence of, the Releasee’s position as a shareholder of Silver Trading (Barbados) Limited (“STB”) including any claims for dividends, money advanced, expenses, participation in profits, earnings or other remuneration whether authorized or provided for by law, resolution, contract or otherwise, save and except for claims:

(i)

arising under the Purchase Agreement, save and except for any claims arising in connection with the transfer out of STB of any receivables owed to STB, as contemplated by Section 2.4 of the Purchase Agreement; and

(ii)

arising under the Assignment, Assumption and Release Agreement entered into on the date hereof among the Releasor, Goldcorp, STB, Silver Wheaton and Silver Wheaton (Caymans) Ltd. as provided for in the SLW Consent Agreement;

3.

covenants and agrees not to join, assist, aid, or act in concert in any manner whatsoever with any other person, firm, corporation or other entity in the making of any claim or demand or in the bringing of any proceeding or action in any manner whatsoever against the Corporation in respect of the matters and claims hereby released, or to make any claim or to take any proceedings in respect of the matters and claims hereby released against any other person or entity who might claim contribution or indemnity from the Corporation; and

4.

represents, warrants and covenants that the Releasor has not assigned and will not assign to any other person or entity any of the actions, causes of action, suits, demands, debts, accounts, covenants, contracts, damages and other claims which the Releasor is releasing herein.

     THIS RELEASE shall be governed by and construed in accordance with the laws of the Province of Ontario.

     THIS RELEASE shall enure to the benefit of the Releasee’s successors and assigns and shall be binding upon successors and assigns of the Releasor.

     THIS RELEASE may be executed and delivered in PDF form or by facsimile transmission, which shall constitute an original.

     IN WITNESS WHEREOF the Releasor has executed this Release this ____day of July, 2010

MALA NOCHE RESOURCES INC.

By:
Name:
Title:

FORM OF RELEASE

[Individual]

     WHEREAS pursuant to the terms of a Share Purchase Agreement made as of July 5, 2010 (the “Purchase Agreement”) between Mala Noche Resources Corp. and Goldcorp Silver (Barbados) Ltd., Silver Trading (Barbados) Limited (the “Releasor”) is required to release its directors, officers, employees, and agents from certain claims;

     AND WHEREAS James Gardiner (the “Releasee”) was a director and officer of the Releasor;

     NOW THEREFORE THIS RELEASE WITNESSES that in consideration of the closing of the transactions contemplated by the Purchase Agreement and the payment to the Releasor of the sum of $1.00 of lawful money of Canada (the receipt and sufficiency of which are hereby acknowledged), the Releasor:

1.	acknowledges and agrees that all terms used herein and not otherwise defined shall have the meanings given to such terms in the Purchase Agreement;

2.

releases and forever discharges the Releasee for the period of time up to and including the Closing Time, from all actions, causes of action, suits, debts, dues, accounts, bonds, covenants, contracts, claims and demands whatsoever, known or unknown, suspected or unsuspected which the Releasor ever had, now has or may hereafter have against the Releasee for or by reason of, or in any way arising out of any cause, matter or thing existing up to the date hereof including without limitation relating to, or arising directly or indirectly by reason of, or as a consequence of, the Releasee’s position as a director and officer of STB, including any claims for dividends, money advanced, expenses, participation in profits, earnings or other remuneration whether authorized or provided for by law, resolution, contract or otherwise, save and except for claims:

	(i)	arising under the Purchase Agreement, save and except for any claims arising out of the transfer out of STB of any receivables owed to STB, as contemplated by Section 2.4 of the Purchase Agreement; or

(ii)

arising under the Assignment, Assumption and Release Agreement entered into on the date hereof among the Releasor, Goldcorp, STB, Silver Wheaton and Silver Wheaton (Caymans) Ltd. as provided for in the Consent Agreement;

3.

covenants and agrees not to join, assist, aid, or act in concert in any manner whatsoever with any other person, firm, corporation or other entity in the making of any claim or demand or in the bringing of any proceeding or action in any manner whatsoever against the Corporation in respect of the matters and claims hereby released, or to make any claim or to take any proceedings in respect of the matters and claims hereby released against any other person or entity who might claim contribution or indemnity from the Corporation; and

4.

represents, warrants and covenants that the Releasor has not assigned and will not assign to any other person or entity any of the actions, causes of action, suits, demands, debts, accounts, covenants, contracts, damages and other claims which the Releasor is releasing herein.

     THIS RELEASE shall be governed by and construed in accordance with the laws of the Province of Ontario.

     THIS RELEASE shall enure to the benefit of the Releasee’s heirs, legal representatives, successors and assigns and shall be binding upon the successors and assigns of the Releasor.

     THIS RELEASE may be executed and delivered in PDF form or by facsimile transmission, which shall constitute an original.

     IN WITNESS WHEREOF the Releasor has executed this Release this ____day of July, 2010

SILVER TRADING (BARBADOS) LIMITED.

By:
Name:
Title: